UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of March, 2013

COMMISSION FILE NUMBER: 001-33373

CAPITAL PRODUCT PARTNERS L.P.
(Translation of registrant’s name into English)

3 Iassonos Street
Piraeus, 18537 Greece
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐     No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

Item 1 – Information Contained in this Form 6-K Report

On March 19, 2013, Capital Product Partners L.P. (the “Partnership”) completed the issuance and sale of 4,550,003 Class B Convertible Preferred Units (together with the Class B Convertible Preferred Units expected to be issued and sold on or about March 26, 2013, the “Additional Class B Units”) to certain investors (the “Purchasers”), including the Partnership’s Sponsor, Capital Maritime & Trading Corp. (“Capital Maritime”), pursuant to the Class B Convertible Preferred Unit Subscription Agreement, dated as of March 15, 2013 (the “Subscription Agreement”).  The net proceeds, together with approximately $27 million from the Partnership’s existing credit facilities and part of its cash balances, were used to fund the acquisition of the M/V “Hyundai Premium”, a 5,023 TEU high specification container vessel for a total consideration of $65 million, pursuant to a share purchase agreement, dated March 20, 2013, with Capital Maritime (the “Share Purchase Agreement”).

In connection with the issuance and sale of the Additional Class B Units, the Partnership has adopted the Third Amendment, dated as of March 19, 2013 (the “Third Amendment to the LP Agreement”) to the Second Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of February 22, 2010, as amended (the “LP Agreement”). The Third Amendment to the LP Agreement amends some of the rights, preferences and privileges of the Partnership’s Class B Convertible Preferred Units (“the Class B Units”).  As described in the Second Amendment to the LP Agreement, filed as Exhibit II to the Partnership’s Current Report on Form 6-K/A dated May 23, 2012, the Class B Units have certain rights that are senior to the rights of the holders of common units representing limited partner interests of the Partnership (the “Common Units”), such as the right to distributions and rights upon liquidation of the Partnership.  The Third Amendment to the LP Agreement amends certain terms of the Class B Units, including an adjustment to the distribution rate for the Class B Units in the event the Common Unit distribution rate is increased, and providing for the payment of distributions to holders of Class B Units in Common Units in the event distributions are not paid in cash.

The Partnership expects to complete a similar transaction on or about March 26, 2013 where 4,549,997 Class B Convertible Preferred Units will be issued to the Purchasers pursuant to the Subscription Agreement and the net proceeds, together with approximately $27 million from the Partnership’s existing credit facilities and part of its cash balances, will be used to fund the acquisition of the M/V “Hyundai Paramount”, a 5,023 TEU high specification container vessel for a total consideration of $65 million, pursuant to a share purchase agreement to be entered into with Capital Maritime on or about March 27, 2013 containing substantially similar terms to the Share Purchase Agreement.

In addition, the Partnership entered into the Registration Rights Agreement, dated as of March 19, 2013 (“Registration Rights Agreement”), with certain purchasers, relating to the registered resale of Common Units issuable upon the conversion of the Additional Class B Units purchased pursuant to the Subscription Agreement or distributions paid in Common Units thereon.

The Class B Units have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent a registration statement or exemption from registration.

The foregoing description of the Additional Class B Units, the terms of their issuance, the amendment to the LP Agreement, the vessel purchases from Capital Maritime and any related documents does not purport to be complete and is qualified in its entirety by the terms and conditions of the Subscription Agreement, the Registration Rights Agreement, the Third Amendment to the LP Agreement and the Share Purchase Agreement, which are filed as exhibits to this report and incorporated herein by reference.

Attached as Exhibit I is the Class B Convertible Preferred Unit Subscription Agreement, dated as of March 15, 2013, by and among the Partnership and each of the purchasers named therein.

Attached as Exhibit II is the Third Amendment, dated as of March 19, 2013, to the Second Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of February 22, 2010, as amended.

Attached as Exhibit III is the Registration Rights Agreement, dated as of March 19, 2013, by and among the Partnership and each of the holders named therein.

Attached as Exhibit IV is the Share Purchase Agreement, dated March 20, 2013, between the Partnership and Capital Maritime.

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form F-3 (File Nos. 333-177491 and 333-184209).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.

Dated: March 21, 2013	By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
		Name:	Ioannis E. Lazaridis
		Title:	Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.